

March 25, 2024

Edmund L. Reese
Corporate Vice President and Chief Financial Officer
Broadridge Financial Solutions, Inc.
5 Dakota Drive
Lake Success, NY 11042

> **Re: Broadridge Financial Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **File No. 001-33220**

Dear Edmund L. Reese:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Capital Resources
Cash Flows, page 45

1. You report you paid $54.3 million and $102.8 million more in interest and income taxes, respectfully, for fiscal 2023 than in fiscal 2022. However, you did not cite these as contributing factors in your analysis of changes in the reported amount of net operating cash flows. It appears these factors would materially affect your analysis. Please disclose all material factors affecting the reported amount of net operating cash flows between periods, including where material changes offset one another. Refer to Item 303 of Regulation S-K. Also refer to the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance regarding the analysis of operating cash flows. Further, quantify variance factors cited in all annual and interim period reports pursuant to section III.D of Release No. 33-6835.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services